                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                       BOUNDLESS MOTOR SPORTS RACING, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   LESLIE WULF
                          1801 GATEWAY BLVD, SUITE 105
                             RICHARDSON, TEXAS 75080
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 31, 2003
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .[ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 293934 10 5                 13D                         Page 2 of 15



--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON
         Paul Kruger
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                     (B)  X
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         TEXAS
--------------------------------------------------------------------------------
NUMBER OF              7   SOLE VOTING POWER
SHARES
BENEFICIALLY               Mr. Kruger has actual sole voting and dispositive
OWNED BY                   power for the shares set forth below.  Because the
EACH                       Reporting Persons are filing this Schedule as a
REPORTING                  group and may be deemed to beneficially own these
PERSON WITH                shares, the other Reporting Persons have disclosed
                           that they may be deemed to have shared voting and dispositive power over these shares.

                           3,989,200
                       ---------------------------------------------------------
                       8   SHARED VOTING POWER

                           The following Reporting Persons have actual sole voting and dispositive power for the shares set forth below. Because the Reporting Person named in this cover page is filing this Schedule as a member of a group, the Reporting Person is disclosing that they have shared voting and dispositive power over these shares and may be deemed to beneficially own these shares. Mr. Kruger expressly disclaims any interest in these shares.

                           3,133,981 shares held by Jesse Shelmire
                           3,127,388 shares held by Leslie Wulf
                           2,768,780 shares held by Philip Hartslief
                           66,667 shares held by Richard Dahlson

                           9,096,816 total shares
--------------------------------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER

                           3,989,200 as set forth in 7 above
--------------------------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                           9,096,816 as set forth in 8 above
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,086,016
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------

CUSIP NO. 293934 10 5                 13D                         Page 3 of 15
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 83.11%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 293934 10 5                 13D                         Page 4 of 15

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON
         Jesse Shelmire
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                     (B)  X
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         TEXAS
--------------------------------------------------------------------------------
NUMBER OF              7   SOLE VOTING POWER
SHARES
BENEFICIALLY               Mr. Shelmire has actual sole voting and dispositive
OWNED BY                   power for the shares set forth below. Because the
EACH                       Reporting Persons are filing this Schedule as a
REPORTING                  group and may be deemed to beneficially own these
PERSON WITH                shares, the other Reporting Persons have disclosed
                           that they may be deemed to have shared voting and dispositive power over these shares.

                           3,133,981
                      ----------------------------------------------------------
                       8   SHARED VOTING POWER

                           The following Reporting Persons have actual sole voting and dispositive power for the shares set forth below. Because the Reporting Person named in this cover page is filing this Schedule as a member of a group, the Reporting Person is disclosing that they have shared voting and dispositive power over these shares and may be deemed to beneficially own these shares. Mr. Shelmire expressly disclaims any interest in these shares

                           3,989,200 shares held by Paul Kruger
                           3,127,388 shares held by Leslie Wulf
                           2,768,780 shares held by Philip Hartslief
                           66,667 shares held by Richard Dahlson

                           9,952,035 total shares
--------------------------------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER

                           3,133,981 as set forth in 7 above
--------------------------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                           9,952,035 as set forth in 8 above
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,086,016
--------------------------------------------------------------------------------

CUSIP NO. 293934 10 5                 13D                         Page 5 of 15

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 83.11%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 293934 10 5                 13D                         Page 6 of 15

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON
         Leslie Wulf
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                     (B)  X
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         TEXAS
--------------------------------------------------------------------------------
NUMBER OF              7   SOLE VOTING POWER
SHARES
BENEFICIALLY               Mr. Wulf has actual sole voting and dispositive
OWNED BY                   power for the shares set forth below.  Because the
EACH                       Reporting Persons are filing this Schedule as a
REPORTING                  group and may be deemed to beneficially own these
PERSON WITH                shares, the other Reporting Persons have disclosed
                           that they may be deemed to have shared voting and dispositive power over these shares.

                           3,127,388
                       ---------------------------------------------------------
                       8   SHARED VOTING POWER

                           The following Reporting Persons have actual sole voting and dispositive power for the shares set forth below. Because the Reporting Person named in this cover page is filing this Schedule as a member of a group, the Reporting Person is disclosing that they have shared voting and dispositive power over these shares and may be deemed to beneficially own these shares. Mr. Wulf expressly disclaims any interest in these shares.

                           3,989,200 shares held by Paul Kruger
                           3,133,981 shares held by Jesse Shelmire
                           2,768,780 shares held by Philip Hartslief
                           66,667 shares held by Richard Dahlson

                           9,958,628 total shares
--------------------------------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER

                           3,127,388 as set forth in 7 above
--------------------------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                           9,958,628 as set forth in 8 above
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,086,016
--------------------------------------------------------------------------------

CUSIP NO. 293934 10 5                 13D                         Page 7 of 15

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 83.11%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------


*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 293934 10 5                 13D                         Page 8 of 15

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON
         Philip Hartslief
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                     (B)  X
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         TEXAS
--------------------------------------------------------------------------------
NUMBER OF              7   SOLE VOTING POWER
SHARES
BENEFICIALLY               Mr. Hartslief has actual sole voting and dispositive
OWNED BY                   power for the shares set forth below. Because the
EACH                       Reporting Persons are filing this Schedule as a
REPORTING                  group and may be deemed to beneficially own these
PERSON WITH                shares, the other Reporting Persons have disclosed
                           that they may be deemed to have shared voting and dispositive power over these shares.

                           2,768,780
                       ---------------------------------------------------------
                       8   SHARED VOTING POWER

                           The following Reporting Persons have actual sole voting and dispositive power for the shares set forth below. Because the Reporting Person named in this cover page is filing this Schedule as a member of a group, the Reporting Person is disclosing that they have shared voting and dispositive power over these shares and may be deemed to beneficially own these shares. Mr. Hartslief expressly disclaims any interest in these shares

                           3,989,200 shares held by Paul Kruger
                           3,133,981 shares held by Jesse Shelmire
                           3,127,388 shares held by Leslie Wulf
                           66,667 shares held by Richard Dahlson

                           10,317,236 total shares
--------------------------------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER

                           2,768,780 as set forth in 7 above
--------------------------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                           10,317,236 as set forth in 8 above
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,086,016
--------------------------------------------------------------------------------

CUSIP NO. 293934 10 5                 13D                         Page 9 of 15


--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 83.11%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 293934 10 5                 13D                         Page 10 of 15

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON
         Richard Dahlson
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                     (B)  X
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         TEXAS
--------------------------------------------------------------------------------
NUMBER OF              7   SOLE VOTING POWER
SHARES
BENEFICIALLY               Mr. Dahlson has actual sole voting and dispositive
OWNED BY                   power for the shares set forth below.  Because the
EACH                       Reporting Persons are filing this Schedule as a
REPORTING                  group and may be deemed to beneficially own these
PERSON WITH                shares, the other Reporting Persons have disclosed
                           that they may be deemed to have shared voting and dispositive power over these shares.

                           66,667
                       ---------------------------------------------------------
                       8   SHARED VOTING POWER

                           The following Reporting Persons have actual sole voting and dispositive power for the shares set forth below. Because the Reporting Person named in this cover page is filing this Schedule as a member of a group, the Reporting Person is disclosing that they have shared voting and dispositive power over these shares and may be deemed to beneficially own these shares. Mr. Dahlson expressly disclaims any interest in these shares

                           3,989,200 shares held by Paul Kruger
                           3,133,981 shares held by Jesse Shelmire
                           3,127,388 shares held by Leslie Wulf
                           2,768,780 shares held by Philip Hartslief

                           13,019,349 total shares
--------------------------------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER

                           66,667 as set forth in 7 above
--------------------------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                           13,019,349 as set forth in 8 above
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,086,016
--------------------------------------------------------------------------------

CUSIP NO. 293934 10 5                 13D                         Page 11 of 15

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 83.11%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 293934 10 5                 13D                         Page 12 of 15


ITEM 1. SECURITY AND ISSUER.

         This statement relates to shares of common stock, $0.0001 par value per share (the "Common Stock") of Boundless Motor Sports Racing, Inc., a Colorado corporation formerly known as The Entity, Inc. (the "Company"). All share amounts reflect the Company's 1 for 100 reverse split to be effected August 12, 2003. The principal executive offices of the Company are located at 1801 Gateway Blvd, Suite 105, Richardson, Texas 75080.

ITEM 2. IDENTITY AND BACKGROUND.

         Pursuant to Rule 13d-1(a) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby jointly filed by the following persons:
Paul Kruger, Jesse Shelmire, Leslie Wulf, Philip Hartslief and Richard Dahlson.

         Paul Kruger is a citizen of the United States and his principal business address is 1801 Gateway Blvd., Suite 105, Richardson, Texas 75080. Mr. Kruger is the Chairman and Chief Executive Officer of the Company, whose principal business is, owning, operating and managing motor sports race tracks. The principal address of Boundless Motor Sports Racing, Inc. is 1801 Gateway Blvd., Suite 105, Richardson, Texas 75080.

         Jesse Shelmire is a citizen of the United States and his principal business address is 5950 Sherry Lane, Suite 410, Dallas, Texas 75225. Mr. Shelmire is a partner of Stagnate Securities, an investment firm. The principal address of Stagnate Securities is 5950 Sherry Lane, Suite 410, Dallas, Texas 75225.

         Leslie Wulf is a citizen of the United States and his principal business address is 1801 Gateway Blvd., Suite 105, Richardson, Texas 75080. Mr. Wulf is the President of the Company.

         Philip Hartslief is a citizen of the United States and his principal business address is 1801 Gateway Blvd., Suite 105, Richardson, Texas 75080. Mr. Hartslief is the an Executive Vice President and the Chief Operating Officer of the Company.

         Richard Dahlson is a citizen of the United States and his principal business address is 2435 North Central Expressway, Suite 600, Richardson, Texas 75080. Mr. Dahlson is a partner of Jackson Walker L.L.P., a law firm whose principal address is at 901 Main Street, Suite 6000, Dallas, Texas, 75202.

         During the last five years, none of the above persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 293934 10 5                 13D                         Page 13 of 15



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Acquisition of Boundless Motor Sports Racing, Inc.

         On July 31, 2003, the Issuer, entered into and consummated an Agreement and Plan of Merger (the "Boundless Merger Agreement"), by and among the Company, Boundless Motor Sports Racing, Inc., a Nevada corporation ("Boundless"), the shareholders of Boundless and TEI Acquisition, Inc., a wholly-owned subsidiary of the Company ("TAI"), pursuant to which, TAI merged with and into Boundless and Boundless emerged from the merger as the surviving corporation and a wholly-owned subsidiary of the Company.

         Pursuant to the terms of the Boundless Merger Agreement, (i) each outstanding share of the capital stock of Boundless held in its treasury was canceled and retired, and (ii) the remaining 13,461,200 outstanding shares of capital stock of Boundless were converted into the right to receive an aggregate of 13,461,200 shares of the Company's common stock, on a post-split basis, after the Company had effected a 1 for 100 reverse stock split. Messrs. Kruger, Shelmire, Wulf, Hartslief and Dahlson where the sole shareholders of Boundless and received shares of common stock of the Company through this transaction.

         The structure of the Boundless Merger Agreement was determined through negotiations between the parties thereto. No material relationship existed between the Company, or any affiliate, director or officer of the Company, or any associate of any such director or officer, and Boundless or any of its shareholders.

         Acquisition of GPX Partners L.L.C.

         On July 31, 2003, the Company entered into and consummated an Agreement and Plan of Merger (the "GPX Merger Agreement"), by and among the Company, GPX Partners L.L.C, Texas limited liability company ("GPX") the members of GPX and GPX Acquisition, Inc., a wholly-owned subsidiary of the the Company (GAI), pursuant to which, GAI merged with and into GPX and GPX emerged from the merger as the surviving corporation and a wholly-owned subsidiary of the Company.

         Pursuant to the terms of the GPX Merger Agreement, the outstanding membership interests of GPX were converted into the right to receive an aggregate of 1,465,200 shares of the Company's common stock, on a post-split basis, after the Company had effected a 1 for 100 reverse stock split. Messrs. Shelmire, Wulf, Hartslief, Graff, Freling and Nash where the sole members of GPX and received shares of common stock of the Company through this transaction.

         The structure of the GPX Merger Agreement was determined through negotiations between the parties thereto. No material relationship existed between the Company, or any affiliate, director or officer of the Company, or any associate of any such director or officer, and GPX or any of its members.

ITEM 4.  PURPOSE OF TRANSACTION.

         The contents of Item 3 above are hereby incorporated by reference.

CUSIP NO. 293934 10 5                 13D                         Page 14 of 15



         Following the transactions contemplated under the merger agreements Messrs. Kruger, Shelmire, Wulf, Hartslief and Dahlson were appointed to the board of directors of the Company and the former directors of the Company resigned from their positions as board members.

         The new board of directors are currently exploring the acquisition of additional motor sport racing operations which may result in the issuance by the Company of additional shares of its common stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Prior to the acquisition of the shares, none of Boundless or any of its shareholders or GPX or any of its members owned any shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The contents of Items 3 and 4 are hereby incorporated by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Agreement and Plan of Merger, dated as of July 31, 2003, by and among GPX Acquisition, LLC, a Texas limited liability company, The Entity, Inc., a Colorado corporation, Larry M. Carr, GPX Partners, L.L.C. ("GPX"), a Texas limited liability company, and all of the members of GPX.

Exhibit 2: Agreement and Plan of Merger, dated as of July 31, 2003, by and among TEI, Acquisition, Inc., a Nevada corporation, The Entity, Inc., a Colorado corporation, Larry M. Carr, Boundless Motor Sports Racing, Inc., a Nevada corporation ("Boundless"), and all of the shareholders of Boundless.

CUSIP NO. 293934 10 5                 13D                         Page 15 of 15

                        SIGNATURES AND POWER OF ATTORNEY

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:   August 11, 2003

                                           /s/ PAUL KRUGER
                                           ------------------------------------
                                           Paul Kruger

                                           /s/ JESSE SHELMIRE
                                           ------------------------------------
                                           Jesse Shelmire

                                           /s/ LESLIE WULF
                                           ------------------------------------
                                           Leslie Wulf

                                           /s/ PHILIP HARTSLIEF
                                           ------------------------------------
                                           Philip Hartslief

                                           /s/ RICHARD DAHLSON
                                           ------------------------------------
                                           Richard Dahlson